Exhibit 99.1

Jumei Announces Investment in Television Drama Production

BEIJING, June 21, 2017 (GLOBE NEWSWIRE) -- Jumei International Holding Limited (NYSE:JMEI) (“Jumei” or the “Company”), China’s leading online retailer of beauty products, today announced that it has entered into definitive agreements to invest an aggregate of RMB96 million in the production of a television drama series titled “Here to Heart”. The series is based on a book of the same title, and has an expected total budget of RMB240 million. Production is expected to take place from July to September 2017.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. Jumei may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Jumei undertakes no duty to update such information, except as required under applicable law.

About Jumei International Holding Limited

Jumei (NYSE:JMEI) is China’s leading online retailer of beauty products. Jumei’s internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, light luxury products, health supplements and other products through the Company’s jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://ir.jumei.com.

For investor and media inquiries, please contact:

Jumei International Holding Limited

Ms. Cindy Cao

Senior Reporting Manager

Phone: +86-10-5676-6824

Email: chunyanc@jumei.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Jumei International Holding Limited